

Mail Stop 3561

May 30, 2008

Mr. Richard Purvis
Chief Executive Officer
Skin Nutrition International, Inc.
410 Park Avenue 15th Floor
New York, NY 10022

Re: Skin Nutrition International, Inc.
Item 4.01 Form 8-K
Filed May 27, 2008
File No. 0-52526

Dear Mr. Purvis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. We note the second paragraph of your disclosure regarding the former accountant's report on your financial statements. Please revise your Form 8-K to also address whether the former accountant's reports on your financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include the uncertainty regarding the ability to continue as a going concern. Your current disclosure only covers one audit report. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2. We note the third and fourth paragraphs of your disclosure. Please revise your Form 8-K to state whether there were any disagreements with the former accountants or reportable events during the subsequent interim period preceding the termination date in addition to such disclosure for during the two year period ended December 31, 2007.   Refer to Item 304(a)(1)(iv) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your amended Form 8-K, or the extend to which the accountant does not agree.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688, if you have any questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief
Office of Beverages, Apparel
and Health Care Services

cc: Richard Friedman, Esq.
       Sichenzia Ross Friedman Ference LLP
       Via facsimile: (212) 930-9725